UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Entercom Communications Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

293639100

(CUSIP Number)

Joseph M. Field

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, PA 19004

(610) 660-5610

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293639100	Page 1

1.	Name Of Reporting Person Joseph M. Field
2.	Check The Appropriate Box If A Member Of A Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source Of Funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship Or Place Of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 13,885,283
	8.	Shared Voting Power 555,000
	9.	Sole Dispositive Power 13,885,283
	10.	Shared Dispositive Power 555,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 14,440,283
12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 293639100	Page 2

Preliminary Note: This Amendment No. 11 to Schedule 13D (“Amendment No. 10”) is being filed by Joseph M. Field to amend and supplement the Schedule 13D originally filed on July 9, 2008, (as amended to date, the “Schedule 13D”). Acquisitions by the Reporting Person exceed 1% of the Class A Common Stock of the Issuer since the Reporting Person’s most recent amended Schedule 13D and therefore necessitate the filing of this Amendment No. 11.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)	Amount Beneficially Owned: 14,440,283

Joseph M. Field beneficially owns 14,440,283 shares which includes:

(i)    7,245,429 shares of Class A common stock with respect to which the Reporting Person holds as trustee, in trust for the benefit of himself;

(ii)    3,295,949 shares of Class A common stock which may be acquired upon conversion of shares of Class B common stock held of record by the Reporting Person as trustee of two grantor retained annuity trusts for the benefit of the Reporting Person’s son;

(iii)    3,295,949 shares of Class A common stock which the Reporting Person holds as trustee of two grantor retained annuity trusts for the benefit of the Reporting Person’s daughter;

(iv)    330,000 shares of Class A common stock beneficially owned by the spouse of the Reporting Person;

(v)    175,000 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Foundation;

(vi)    50,000 shares of Class A common stock beneficially owned by the Reporting Person as a director and officer of the Joseph and Marie Field Family Environmental Foundation;

(vii)    26,378 shares of Class A common stock with respect to which the Reporting Person is the record holder; and

(viii)    21,578 shares of Class A common stock held of record by the Reporting Person as trustee of a trust for the benefit of the Reporting Person’s sister-in-law.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 13,885,283

(ii)	shared power to vote or to direct the vote: 555,000

(iii)	sole power to dispose or to direct the disposition of: 13,885,283

(iv)	shared power to dispose or to direct the disposition of: 555,000

CUSIP No. 293639100	Page 3

(c)	During the past sixty (60) days Joseph M. Field:

(i)    Acquired by exercise of employee stock options 3,000 shares of Class A common stock of the Company at an exercise price of $1.34 per share; and

(ii)    Purchased 700,000 shares of Class A common stock of the Company, in the open market, as follows:

•	100,000 purchased on February 28, 2019 at an average price of $6.2198 per share.

•	100,000 purchased on March 1, 2019 at an average price of $6.4123 per share.

•	100,000 purchased on March 4, 2019 at an average price of $6.2345 per share.

•	100,000 purchased on March 5, 2019 at an average price of $6.1593 per share.

•	200,000 purchased on March 6, 2019 at an average price of $6.1514 per share.

•	100,000 purchased on March 7, 2019 at an average price of $6.0887 per share.

CUSIP No. 293639100	Page 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2019
Date

/S/ Joseph M. Field
Signature

Joseph M. Field
Name/Title